UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Entry into Merger Agreement

On April 1, 2025, SatixFy Communications Ltd. (the “Company”) entered into an Agreement and Plan of Merger by and among the Company, MDA Space LTD., an Ontario corporation (“MDA Space”), MANTISRAEL OPERATIONS 1 LTD.  (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”, and collectively with Merger Sub 1, the “Merger Subs”), an Israeli company wholly owned by Merger Sub 1 and an indirect wholly owned subsidiary of MDA Space (as may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub 2 will merge with and into the Company, with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1 (the “First Merger”). Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”). A copy of the Merger Agreement is attached as Exhibit 99.1 hereto.

Subject to the terms and conditions of the Merger Agreement, each ordinary share, no par value per share, of the Company (each, an “Ordinary Share”) held immediately prior to the effective time of the First Merger (the “Effective Time”) will be cancelled and converted into the right to receive $2.10 in cash (the “Merger Consideration”), without interest and subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement. In addition, in respect of outstanding Company equity awards and warrants to acquire Ordinary Shares:

•
each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of the Company’s stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option, and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes. Each unexercised “out-of-the-money” option to acquire Ordinary Shares, whether or not vested or exercisable, shall, by virtue of the First Merger, be cancelled for no consideration;

•
each Ordinary Share that is outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any restricted stock units of the Company) will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10, less applicable withholding taxes; and

•
each warrant to acquire Ordinary Shares (each, a “Warrant”) issued and outstanding immediately prior to the Effective Time will remain outstanding such that following the Effective Time, in accordance with the terms of such Warrant and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive Ordinary Shares on the exercise thereof and will become a Warrant exercisable for Merger Consideration such that each holder of Warrants will have the right, upon exercise thereof, to receive from the Company, upon the basis and upon the terms and conditions specified in the applicable Warrant and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by the Merger Agreement, including the First Merger, that such holder of the Warrant would have received if such holder had exercised his, her or its Warrant immediately prior to the Effective Time.

The board of directors of the Company (the “Board”), upon the recommendation of a special committee comprised of independent directors and following approval of the audit committee of the Board, has unanimously: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement (together, the “Merger Proposal”), all upon the terms and subject to the conditions set forth in the Merger Agreement.

Each of the Company and MDA Space has made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by the Company to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger and not to take certain actions or engage in certain types of transactions during this period unless approved in writing by MDA Space, in each case subject to certain exceptions.

The Merger Agreement provides for a 45-calendar day go-shop period beginning on the date of the Merger Agreement (the “Go-Shop Period”), during which the Company may, subject to compliance with the terms of the Merger Agreement, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of potential alternative transactions. Thereafter and until the Merger is consummated or the Merger Agreement is terminated, with limited exceptions relating to proposals that constitute or could reasonably be expected to lead to a “Superior Proposal” (as defined in the Merger Agreement), the Merger Agreement prohibits the Company from soliciting, assisting, initiating, facilitating or knowingly encouraging or engaging in negotiations with respect to potential alternative transactions. The Merger Agreement also provides MDA Space with certain matching rights in respect of certain alternative potential acquisition proposals. Subject to certain exceptions, the Company has agreed not to withdraw, amend or modify in a manner adverse to MDA Space in any material respect, or publicly propose to do the same, the recommendation of the Board that the Company’s shareholders approve the Merger Proposal.

Under the Merger Agreement, in the event that the Company receives a definitive agreement with respect to a “Superior Proposal” during the Go-Shop Period and immediately after MDA Space’s matching period enters into such definitive agreement, the Company will be required to pay to MDA Space a termination fee of $5 million. In all other circumstances described in the Merger Agreement, including if MDA Space terminates the Merger Agreement due to the Company’s breach of its non-solicit obligations or, in certain cases, if the Company enters into an alternative transaction after termination of the Merger Agreement, the Company will be required to pay to MDA Space a termination fee of $10 million. Each of MDA Space and the Company are also subject to a mutual breakup fee of $10 million under other circumstances described in the Merger Agreement.

Consummation of the Merger is subject to the approval of the Merger Proposal by the Company’s shareholders at a special general meeting of shareholders (the “Shareholders Meeting”), in addition to customary closing conditions.

In connection with the execution of the Merger Agreement, certain of the Company’s shareholders, holding 57% of the Company’s outstanding Ordinary Shares in the aggregate, have entered into voting support agreements with MDA Space, pursuant to which they have, subject to the terms of each voting support agreement, irrevocably agreed to vote for the Merger Proposal and against any competing proposal.

The Company expects to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which the Company expects to file in the near future). The Company anticipates that the Merger will be completed during the third quarter of 2025.

Upon consummation of the Merger, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be a complete description of all the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The Merger Agreement has been included as an exhibit hereto solely to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, MDA Space or their respective subsidiaries or affiliates. In addition, any representations, warranties and covenants contained in the Merger Agreement (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by matters specifically described in a confidential disclosure letter delivered by the Company to MDA Space in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement, which might differ from what is viewed as material by an investor or a securityholder, and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public reports. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the documents that the Company files or has filed with the U.S. Securities and Exchange Commission (“SEC”).

On April 1, 2025, the Company and MDA Space issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.2 hereto.

Entry into Sixth Amendment to Credit Agreement

On April 1, 2025, concurrently with its entry into the Merger Agreement, the Company entered into the Consent and Sixth Amendment (the “Sixth Amendment”) to that certain Credit Agreement dated as of February 1, 2022, as amended, among the Company, the lenders thereto (the “Lenders”) and Wilmington Savings Fund Society, FSB, as administrative agent (as amended from time to time, the “Credit Agreement”). Pursuant to the Sixth Amendment, the Lenders provided their consent to the Company’s entry into the Merger Agreement and amended the Credit Agreement to provide, among other things, for the payment-in-kind of certain specified interest payments.

The foregoing summary of the Sixth Amendment does not purport to be a complete description of all the parties’ rights and obligations under the Sixth Amendment and is qualified in its entirety by reference to the Sixth Amendment, a copy of which is filed as Exhibit 99.3 hereto and is incorporated herein by reference. The Sixth Amendment has been included as an exhibit hereto solely to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, MDA Space or their respective subsidiaries or affiliates.

Entry into Third Amendment to Master Purchase Agreement

On April 1, 2025, concurrently with its entry into the Merger Agreement, the Company entered into Amendment No. 3 (“Amendment No. 3”) to the Master Purchase Agreement, dated as of October 31, 2023 (as amended from time to time, the “Master Purchase Agreement”) between the Company and MacDonald, Dettwiler and Associates Corporation, a wholly-owned affiliate of MDA Space (“MDA Montreal”). Under Amendment No. 3, the pre-purchase amount set forth in the Master Purchase Agreement has been increased by an additional amount of $5.5 million, which will be payable by MDA Montreal to the Company in three installments, in accordance with the following milestones: $2 million upon signing of Merger Agreement; $2.5 million following the later of the end of the Go-Shop Period or the matching period, in each case, pursuant to the Merger Agreement, if no definitive agreement in respect of a “Superior Proposal” is to be entered into and the Merger Agreement has not been terminated; and $1 million within five days of the Company’s receipt of shareholders’ approval of the Merger Proposal.

The foregoing summary of Amendment No. 3 does not purport to be a complete description of all the parties’ rights and obligations under Amendment No. 3 and is qualified in its entirety by reference to Amendment No. 3, a copy of which is filed as Exhibit 99.4 hereto and is incorporated herein by reference. Amendment No. 3 has been included as an exhibit hereto solely to provide investors and securityholders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, MDA Space or their respective subsidiaries or affiliates.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the Merger and the satisfaction or waiver of any conditions to the proposed Merger,. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances could give rise to the termination of the Merger Agreement; (4) the ability to recognize benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) the impact of the Merger on relationships with the Company’s commercial counter-parties; and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all. For additional information about other risks to which the Company is subject, please see the Company’s filings with the SEC, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Agreement and Plan of Merger, dated April 1, 2025, by and among the Company, MDA Space Ltd., MANTISRAEL OPERATIONS 1 LTD. and MANTISRAEL OPERATIONS 2 LTD.
99.2	Press release, dated April 1, 2025, titled “MDA Space to Acquire SatixFy Communications”.
99.3
Consent and Sixth Amendment, dated April 1, 2025, to that certain Credit Agreement dated as of February 1, 2022, as amended, by and among the Company, the lenders thereto and Wilmington Savings Fund Society, FSB, as administrative agent.

99.4*	Amendment No. 3 to the Master Purchase Agreement, dated April 1, 2025, between the Company and MacDonald, Dettwiler and Associates Corporation.

*
Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish supplemental unredacted copies of the exhibit upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

April 1, 2025